FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of April, 2010
Commission file number: 1-14872
SAPPI LIMITED
(Translation of registrant’s name into English)
48 Ameshoff Street
Braamfontein
Johannesburg 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                                             X                                         Form 40-F
______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes                                                                        No              X
                                                                                            ____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

sappi
Sappi Limited
(Incorporated in the Republic of South Africa)
(Registration number 1936/008963/06)
JSE share code: SAP ISIN: ZAE000006284
(“Sappi”)
At the general meeting of the shareholders of Sappi held on Thursday 29 April 2010, all of the ordinary and special resolutions regarding Sappi’s Broad Based Black Economic Empowerment Transaction proposed at the general meeting were approved by the requisite majority of votes.
The special resolutions will be lodged for registration with the Companies and Intellectual Property Registration
Office.
Braamfontein
29 April 2010
RESULTS OF GENERAL MEETING
Merchant bank and
transaction sponsor
Sponsor
Legal advisors
Independent professional
expert
Legal advisors to the
Strategic Partners
Lead Strategic Partner
Reporting accountants
and auditors
Sappi is a leading global producer of coated fine paper and chemical cellulose
Communications advisors
Financial advisor to the
Strategic Partners
This announcement does not constitute or form part of any offer or solicitation to purchase or subscribe for securities in the United States. The offering of the Ordinary Shares, “A” Ordinary Shares, “A” Units and “B” Units in connection with the approved transaction will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S.
Securities Act”). Accordingly, such securities may only be offered and sold in transactions that are exempt from, or not subject to, the registration requirements of the U.S. Securities Act. The securities offered in this transaction described in this announcement may be acquired outside of the United States in accordance with Regulation S under the U.S. Securities Act.

INCORPORATION BY REFERENCE

Sappi Limited’s information herein is furnished by the Registrant under this Form 6-K is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant
filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The
Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive
Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15,
2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share
Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the
Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share
Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities
Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements”
within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”,
“estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on
Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements).
Certain factors that may cause such differences include but are not limited to: the impact of the global economic downturn, the risk that the European acquisition (the “Acquisition”) will not be integrated successfully or such integration may be more difficult, time consuming or costly than expected, expected revenue synergies and cost savings from the Acquisition may not be fully realized or realized within the expected time frame, revenues following the
Acquisition may be lower than expected, any anticipated benefits from the consolidation of the
European paper business may not be achieved, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, possible early termination of alternative fuel tax credits, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company’s
Annual Report on Form 20-F and other filings with and submissions to the Securities and
Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements.
These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2010
SAPPI LIMITED,

                                                                                 By:      /s/ L J Newman
                                                                                 Name:  L. J. Newman
                                                                                 Title:    Group Financial Controller